RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

May 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Tom Kluck, Legal Branch Chief

Re: RAIT Financial Trust (the “Company”)

Registration Statement on Form S-3

Filed April 29, 2014

File No. 333-195549

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-3 to Tuesday, May 13, 2014 at 9:00 a.m., or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9120.

Very truly yours,

/s/ James J. Sebra
James J. Sebra Chief Financial Officer and Treasurer

cc:

Michael H. Friedman, Esq.

Sandra B. Hunter, Esq., SEC Staff Attorney